

Mail Stop 3030

January 30, 2009

Via Facsimile and U.S. Mail

Jeffrey S. Rudner
Chief Accounting Officer
Trimedyne, Inc.
25901 Commercentre Drive
Lake Forest, CA 62630

  Re: Trimedyne, Inc.
    Form 10-K for the fiscal year ended September 30, 2008
    File No. 0-10581

Dear Mr. Rudner:

  We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

  Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspects of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the fiscal year ended September 30, 2008

Item 8A. Controls and Procedures, page 17

1.	It does not appear that your management has completed its assessment of <u>internal control over financial reporting</u> as of September 30, 2008. Since you were required to file or filed an annual report for the prior fiscal year, it appears you are required to report on your management's assessment of internal control over financial reporting.

	If your management has not yet completed its assessment, we ask that you complete your evaluation and amend your filing within 30 calendar days to provide the required management's report on internal control over financial reporting.

	In completing your evaluation, you may find the following documents helpful:

	•	the Commission's release *Amendments to Rules Regarding Management's Report on Internal Control Over Financial Reporting* (Securities Act Release 8809/Financial Reporting Release 76). You can find this release at: http://www.sec.gov/rules/final/2007/33-8809.pdf;

	•	the Commission's release *Commission Guidance Regarding Management's Report on Internal Control Over Financial Reporting Under Section 13(a) or 15(d) of the Securities Exchange Act of* 1934 (Securities Act Release 8010/Financial Reporting Release 77). You can find this release at: http://sec.gov/rules/interp/2007/33-8810.pdf; and

	•	the "Sarbanes-Oxley Section 404 – A Guide for Small Business" brochure at: (http://www.sec.gov/info/smallbus/404guide.shtml).

	In addition, please consider whether management's failure to perform or complete its report on internal control over financial reporting impacts its conclusions regarding the effectiveness of your disclosure controls and procedures *as of the end of the fiscal year* covered by the report and revise your disclosure as appropriate. In particular, please explain how you considered the definition of disclosure controls and procedures provided in Rule 13a-15(e), which indicates that effective controls and procedures would ensure that information required to be disclosed by the issuer is recorded, processed, summarized and **reported** within the time periods specified in the Commission's rules and forms.

	Finally, we note that you filed your Principal Executive Officer and Principal Financial Officer certifications under Item 601(b)(31) of Regulation S-K. Please revise these certifications to include the introductory language of paragraph 4 of Item 601(b)(31) of Regulation S-K.

Please note that the failure to complete management's assessment adversely affects the company's and its shareholders ability to avail themselves of rules and forms that are predicated on the current or timely filing of Exchange Act reports. Compliance and Disclosure Interpretation 115.02, which you can find at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm, states that failure to provide management's report on internal controls over financial reporting renders the annual report <u>materially deficient</u>.

Note 2. Summary of Significant Accounting Policies, page F-8

Goodwill, page F-9

2. Please tell us and revise this note in future filings to disclose in greater detail how you evaluate your goodwill for impairment. In this regard, please also address the following in the Critical Accounting Policies section of MD&A in future filings:

    - Disclose the number of reporting units that you have identified pursuant to paragraph 30 of SFAS 142.

    - Discuss the two-step impairment testing that you perform pursuant to paragraphs 19-22 of SFAS 142.

    - Disclose your valuation methodology and any significant assumptions used to value goodwill. To the extent that your valuation methodology has changed from prior periods, disclose this fact and the reasons for the change.

3. As a related matter we note the significant discrepancy between your market capitalization as of September 30, 2008 (approximately $3.9 million) and the book value of your equity as of September 30, 2008 ($6.2 million). Please explain to us how you determined that your goodwill was not impaired. Please address the following:

    - Tell us and revise future filings to disclose the date at which you perform your annual goodwill impairment analysis.

    - Tell us and revise future filings to disclose the results of the first step of your goodwill impairment test. To the extent that you are required to perform the second step of the impairment test, disclose this fact in future filings.

- Provide us with a summary of the results of your goodwill impairment evaluation.

Shipping and Handling Costs, page F-11

4.   We note that shipping and handling costs billed to customers are reported as an offset to cost of good sold. Please revise future filings to present these amounts as revenues. Refer to paragraph 5 of EITF 00-10.

Note 10. Segment Information, page F-20

5.   We note that you have identified "operating units" that do not constitute operating segments under SFAS 131. Please tell us what operating units you have identified and clearly explain why these units do not constitute reportable segments under SFAS 131. Refer to paragraphs 10-16 of SFAS 131.

Exhibit 31.1 and 31.2

6.   We note that you have made numerous changes to the certifications filed as Exhibits 31.1 and 31.2, including:

- Referring to the company as the "small business issuer" rather than the "registrant"
- Modifying the language in paragraph 4(a) from "designed such controls and procedures" to "began to design such controls and procedures"
- Modifying the language in paragraph 4(b) from "designed" to "will design"
- Modifying the language in paragraph 4(c) from "evaluated" to "evaluate"
- Modifying the language in paragraph 4(d) from "disclosed" to "disclose"
- Modifying the language in paragraph 5 from "have disclosed" to "will disclose"

The required certifications must be in the exact form prescribed by Item 601(b)(31) of Regulation S-K. Accordingly, please file an amendment to your Form 10-K that includes the entire filing together with the certifications of each of your current CEO and CFO in the form currently set forth in Item 601(b)(31) of Regulation S-K.

7.   Further to the above, we note that the certifications filed in Exhibit 31.2 and 32.1 are signed by your "Chief Accounting Officer." Please confirm to us that your Chief Accounting Officer is your Principal Financial Officer. Consider revising the certification in future filings to clearly identify your Chief Accounting Officer as your Principal Financial Officer as appropriate.

As appropriate, please amend your filing and respond to these comments within 30 days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- The company is responsible for the adequacy and accuracy of the disclosure in the filings;

- Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Eric Atallah, Staff Accountant, at (202) 551-3663 or me at (202) 551-3643 if you have questions regarding comments on the financial statements and related matters. In this regard, do not hesitate to contact Martin James, Senior Assistant Chief Accountant, at (202) 551-3671.

Sincerely,

Kevin L. Vaughn
Accounting Branch Chief